                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            TRIANGLE PACIFIC CORP.

                           (NAME OF SUBJECT COMPANY)

                           SAPLING ACQUISITION, INC.
                       ARMSTRONG WORLD INDUSTRIES, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  895912 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             DEBORAH K. OWEN, ESQ.
                         VICE PRESIDENT AND SECRETARY
                           SAPLING ACQUISITION, INC.
                     C/O ARMSTRONG WORLD INDUSTRIES, INC.
                            313 WEST LIBERTY STREET
                                 P.O. BOX 3001
                      LANCASTER, PENNSYLVANIA 17604-3001
                                (717) 397-0611
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:

                           ROBERT E. KING, JR., ESQ.
                           BONNIE A. BARSAMIAN, ESQ.
                              ROGERS & WELLS LLP
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                               ----------------

                           CALCULATION OF FILING FEE

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Transaction Valuation*: $940,780,667             Amount of Filing Fee: $188,157
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* For purposes of calculating the fee only. This amount assumes the purchase of 16,951,003 shares of common stock, par value $.01 per share ("Shares") of Triangle Pacific at a price per share of $55.50 in cash. Such number of shares represents all the Shares outstanding as of June 9, 1998, determined on a fully-diluted basis. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.
[_Check]box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid:                    Filing Party:
 Form or registration no.:                        Date Filed:

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                        (Continued on following pages)
                              (Page 1 of 8 pages)

 CUSIP NO. 89512 10 3                                           PAGE 2
                                     14D-1


  1. Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

                           SAPLING ACQUISITION, INC.

--------------------------------------------------------------------------------

  2.Check the Appropriate Box if a Member of a Group
                                                                      (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------

  3.SEC Use Only

--------------------------------------------------------------------------------

  4.Sources of Funds

                            AF

--------------------------------------------------------------------------------

  5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(e) or 2(f)
                                                                         [_]


--------------------------------------------------------------------------------

  6.Citizenship or Place of Organization

                            DELAWARE

--------------------------------------------------------------------------------

  7.Aggregate Amount Beneficially Owned by Each Reporting Person

                            0

--------------------------------------------------------------------------------

  8.Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                         [_]


--------------------------------------------------------------------------------

  9.Percent of Class Represented by Amount in Row 7

                            N/A

--------------------------------------------------------------------------------

 10.Type of Reporting Person

                            CO

 CUSIP NO. 89512 10 3                                           PAGE 3
                                     14D-1


  1. Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

                        ARMSTRONG WORLD INDUSTRIES, INC.

--------------------------------------------------------------------------------

  2.Check the Appropriate Box if a Member of a Group
                                                                      (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------

  3.SEC Use Only

--------------------------------------------------------------------------------

  4.Sources of Funds

                            BK

--------------------------------------------------------------------------------

  5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(e) or 2(f)
                                                                         [_]


--------------------------------------------------------------------------------

  6.Citizenship or Place of Organization

                            PENNSYLVANIA

--------------------------------------------------------------------------------

  7.Aggregate Amount Beneficially Owned by Each Reporting Person

                            0

--------------------------------------------------------------------------------

  8.Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                         [_]


--------------------------------------------------------------------------------

  9.Percent of Class Represented by Amount in Row 7

                            N/A

--------------------------------------------------------------------------------

 10.Type of Reporting Person

                            CO

                                 SCHEDULE 14D

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Triangle Pacific Corp., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 16803 Dallas Parkway, Dallas, Texas 75248.

  (b) This Statement relates to the offer by Sapling Acquisition, Inc., a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares") of the Company at a purchase price of $55.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 19, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

  (c) The information set forth in the Offer to Purchase in Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) This Statement is being filed by the Purchaser and Armstrong World Industries, Inc. ("Parent"), a Pennsylvania corporation (collectively, the "Bidders"). The Purchaser is a wholly-owned subsidiary of Parent. The information set forth in the Offer to Purchase under "Introduction," in
Section 9 ("Certain Information Concerning the Purchaser and Parent") and in
Schedule I to the Offer to Purchase is incorporated herein by reference.

  (e)-(f) During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Offer to Purchase in Section 11 ("Background of the Offer; Contacts with the Company") and in Section 12 ("Purpose of the Offer; Plans for the Company; The Merger Agreement; Stock Tender Agreement") is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in the Offer to Purchase in Section 10 ("Source and Amount of Funds") is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Offer to Purchase in Section 12 ("Purpose of the Offer; Plans for the Company; The Merger Agreement; Stock Tender Agreement") is incorporated herein by reference.

  (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations") is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; Plans for the Company; The Merger Agreement; Stock Tender Agreement") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
    COMPANY'S SECURITIES.

  The information set forth in the Offer to Purchase under "Introduction," in
Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Offer; Plans for the Company; The Merger Agreement; Stock Tender Agreement") is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning the Purchaser and the Parent") is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in the Offer to Purchase in Section 12 ("Background of the Offer; Plans for the Company; The Merger Agreement; Stock Tender Agreement") is incorporated by reference.

  (b)-(c) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase in Section 7 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations") is incorporated herein by reference.

  (e) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger, dated as of June 12, 1998, by and among the Purchaser, Parent and the Company and the Stock Tender Agreement, dated as of June 12, 1998, by and among the Purchaser, Parent and TCW Special Credits Fund IIIb, a California limited partnership, TCW Special Credits Trust, a California collective investment trust, TCW Special Credits Trust IIIb, a California collective investment trust, TCW Special Credits Fund V, a California limited partnership, Weyerhaeuser Company Master Retirement Trust, a special account, The Common Fund for Bond Investment, a special account and TCW Asset Management Company, a California corporation, copies of which are filed as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)  Offer to Purchase, dated June 19, 1998.
   (a)(2)  Letter of Transmittal.
   (a)(3)  Notice of Guaranteed Delivery.
   (a)(4) Form of letter, dated June 19, 1998, to brokers, dealers, commercial banks, trust companies and other nominees.
   (a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
   (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
   (a)(7)  Press release issued by the Purchaser on June 13, 1998.
   (a)(8)  Form of Summary Advertisement, dated June 19, 1998.
   (b)     Not applicable.
   (c)(1) Agreement and Plan of Merger, dated as of June 12, 1998, by and among the Company, the Purchaser and Parent.
   (c)(2) Stock Tender Agreement, dated as of June 12, 1998, by and among certain stockholders of the Company, the Purchaser and Parent.
   (d)     Not applicable.
   (e)     Not applicable.
   (f)     Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 1998

                                          SAPLING ACQUISITION, INC.

                                                   /s/ Deborah K. Owen
                                          By: _________________________________
                                            Deborah K. Owen
                                            Vice President and Secretary

                                          ARMSTRONG WORLD INDUSTRIES, INC.

                                                   /s/ Deborah K. Owen
                                          By: _________________________________
                                            Deborah K. Owen
                                            Senior Vice President, Secretary
                                            and General Counsel

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
 (a)(1)   Offer to Purchase, dated June 19, 1998.
 (a)(2)   Letter of Transmittal.
 (a)(3)   Notice of Guaranteed Delivery.
 (a)(4)   Form of letter, dated June 19, 1998, to brokers, dealers, commercial banks, trust companies and other nominees.
 (a)(5)   Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
 (a)(6)   Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
 (a)(7)   Press release issued by the Purchaser on June 13, 1998.
 (a)(8)   Form of Summary Advertisement, dated June 19, 1998.
 (c)(1)   Agreement and Plan of Merger, dated as of June 12, 1998, by and among the Company, the Purchaser and Parent.
 (c)(2)   Stock Tender Agreement, dated as of June 12, 1998, by and among certain stockholders of the Company, the Purchaser and Parent.